

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 24, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.093% Global Notes due 2030 (the "2030 Notes") of PETROBRAS GLOBAL FINANCE B.V., guaranteed by PETRÓLEO BRASILEIRO S.A. - PETROBRAS, under the Exchange Act of 1934.

Sincerely,

Ben Sawyer